ING Life Insurance and Annuity Company
and its Variable Annuity Account C

State University of New York Defined Contribution Retirement Plans

Supplement dated June 27, 2008 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2008

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. On March 27, 2008, the Board of Trustees of ING Variable Products Trust and ING Investors Trust approved a proposal to reorganize the following Portfolio (the "Disappearing Portfolio") into the following respective Portfolio (the "Surviving Portfolio"). Subject to approval by the Portfolio's shareholders, after the close of business on September 5, 2008 the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING VP Real Estate Portfolio	ING Global Real Estate Portfolio

Accordingly, effective after the close of business on September 5, 2008, investments in the Disappearing Portfolio will automatically become investments in the Surviving Portfolio, as follows:

  • Class I of the ING Global Real Estate Portfolio will automatically be added to your contract and all existing account balances invested in the ING VP Real Estate Portfolio (Class I) will automatically become investments in the ING Global Real Estate Portfolio (Class I).

As a result of the reorganizations, effective September 8, 2008 all references to the Disappearing Portfolio in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio after the date of the reorganization will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

> For all <u>regular mail</u>, please use:
> Service Center
> ING Life Insurance and Annuity Company
> P.O. Box 9780
> Providence, RI 02940-9780
>
> For <u>overnight mail</u>, please use:
> Service Center
> ING Life Insurance and Annuity Company
> 101 Sabin Street
> Pawtucket, RI 02860
>
> 1-800-677-4636

See also the Transfers section of your Contract Prospectus or Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. Effective September 8, 2008, the following information for ING Global Real Estate Portfolio is added to Appendix III–Fund Descriptions.

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Real Estate Portfolio	ING Investments, LLC **Subadviser**: ING Clarion Real Estate Securities L.P.	Seeks high total return consisting of capital appreciation and current income.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus and Contract Prospectus Summary will not change as a result of the reorganizations. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.